DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue

New York, New York 10158

Tel:  (212) 557-7200

December 13, 2013

Ms. Amanda Ravitz

Assistant Director
Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:

Blue Earth
Registration Statement on Form S-1
Filed July 12, 2013
File No.:  333-189937

Dear Ms. Ravitz:

As counsel to Blue Earth, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated August 8, 2013.  The comments are repeated in the order set forth in the comment letter with our responses to follow in order.  The Company has filed Amendment No. 1 to its Registration Statement on Form S-1 on this date.  This registration will also serve as a combined prospectus pursuant to Rule 429(a) under the Securities Act of 1933, as amended.

Fee Table

1. We note your reference to Rule 416 in Note (I)  to the fee table.  Please note that Rule 416 may not be used to register for resale an indeterminate number of shares resulting from operation of a conversion formula.  Accordingly, please revise to reflect a good faith estimate of the maximum number of shares that you may issue upon conversion of the warrants.  Refer to Compliance and Disclosure Interpretations Securities Act Sections Question 139.10.

Response 1.  This comment has been complied with.  The language in footnote 1 to the Fee Table has been revised to delete the reference to an indeterminate number of shares.  Only the shares issued as a result of a stock split or similar event will be registered.  We have, however, added pursuant to footnote (31) an aggregate of 888,000 shares issuable upon payment of 12% dividends payable on shares of Series C Preferred Stock.

Ms. Amanda Ravitz

Securities and Exchange Commission

December 13, 2013

Prospectus Summary, page 3

2. Please revise significantly to provide a meaningful but brief and simple discussion of your current business, including the different methods by which you generate revenue. You may identify your significant operating subsidiaries, but eliminate discussions of completed acquisitions or pending projects from the summary, unless they are essential to an understanding of your business.

Response 2. This comment has been complied with.  The Company has eliminated references to the completed acquisitions from the summary.  In addition, these acquired companies are now referred to in the Business section by the Blue Earth operating divisions they are now part of.

3.  In making revisions pursuant to our prior comment, if you choose to retain the last two paragraphs on page 3, explain how this disclosure relates to your business or this offering.  For example, you refer to the "Sunvalley  Solar projects" but do not indicate who is undertaking those projects.  Also, it is not clear how Greenwood Biosolar LLC relates to you.

Response 3. This comment has been complied with.  These disclosures have been deleted.

4. We note statements here and throughout that certain projects in Hawaii and elsewhere are valued at certain dollar amounts, such as in the fifth paragraph under this heading.  Please clarify what you mean by these figures and provide the basis for the estimate.  For instance, do you expect to receive $10 in revenue for constructing the Hawaiian projects? Also reconcile this figure with the $15 million value attributed to these projects on pages

30 and 37.

Response 4. This comment has been complied with.  These statements no longer appear in the Prospectus Summary. Under “Business-Corporate History,” concerning the Sunvalley projects the Company stated that “Based on a seven (7) year anticipated revenue stream from these projects and the above-described tax grants, Management has valued those projects at approximately $4 million.”  In the immediately preceding paragraph concerning the Company’s Hawaii projects, the Company deleted the reference to a value of $15 million.  However, it was based on the estimated value from selling completed projects.  The Company is selling one of the projects for approximately $2.1 million and the remaining six projects are each a little bit larger.

Ms. Amanda Ravitz

Securities and Exchange Commission

December 13, 2013

5. Please balance your summary by including your liquidity situation, history of net losses, your accumulated deficit, your possible need for additional financing mentioned on page 9, and the fact that you may not be able to obtain sufficient financing to continue operations beyond the next 12 months as disclosed on page 28.

Response 5. This comment has been complied with on page 4.  However, since the Company’s redemption of Class A warrants with the exercise of approximately $12 million of such warrants, the Company has sufficient financing to continue operations beyond the next 12 months.  Accordingly, the reference previously on page 28 to not being able to continue operations has been deleted.

6.  Please tell us the status of the transaction described in the first bullet point on page 4 and the identity of the target company.  For example, have you signed any agreements with the target company or have you only identified it as a potential target?  Also explain to us how the securities reflected in notes 14 and 16 of your fee table relate to any of the pending acquisitions discussed on this page.

Response 6. This comment has been complied with.  All references to Target acquisitions have been completed.  Any securities previously registered under footnotes 14 and 16 in the fee table were earned and issued to the parties prior to the filing of the registration statement and prior to completion of the acquisition.

Corporate History, page 5

7. If you choose to retain this section in your summary, please revise to include a complete discussion of your history.  The present discussion appears to end prior to addressing the acquisition of your current revenue generating businesses.

Response 7. This comment has been complied with.  The Corporate History has been updated and moved to the Business section.

The Offering, page 6

8. On a related note, we note your disclosure that you expect to use proceeds received from the exercise of the warrants for partial payment for potential acquisitions.  Please revise to provide the information required by Instructions 5 and 6 of Regulation S-K Item 504.

Response 8. This comment has been complied with.  The Use of Proceeds section has been revised to be allocated solely for working capital purposes.  There are no currently outstanding agreements or understandings for potential acquisitions.

Ms. Amanda Ravitz

Securities and Exchange Commission

December 13, 2013

9. Since footnote 2 relates to outstanding warrants, it is unclear why you indicate that it excludes certain shares of common stock.  Please advise or revise.

Response 9. This comment has been complied with.  The reference was to fully diluted shares; however, it has been deleted.

Risk Factors, page 8

10. Given the apparent current dependence of your business on solar projects, please revise to include appropriate risk factor disclosure, if applicable to your business, about the current state of the global solar panel market, including oversupply issues, as well as international tariffing.

Response 10. This comment has been complied with, as well as risk factors added on government regulations and project risks.

11. Please revise the first risk factor on page 9, and elsewhere when you discuss your short term liquidity needs, to quantify your short term needs and discuss the anticipated sources and uses of any needed capital.  Indicating that your capital needs relate to "carrying out [y]our business plan" does not provide sufficient information in this regard.

Response 11. This comment has been complied with.

Forward Looking Statements, page 22

12. The disclosure in this registration statement is your responsibility and you may not disclaim that responsibility.  As such, please remove or revise the second sentence of the first full paragraph on page 23, as you should not include statements that you do not believe are accurate or complete.

Response 12. This comment has been complied with and the second sentence has been deleted.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 24

13. Revise here and in the business section to discuss whether your revenues are derived primarily from services or products or both, and to discuss whether you manufacture any products or merely source them from third parties.

Ms. Amanda Ravitz

Securities and Exchange Commission

December 13, 2013

Response 13. This comment has been complied with.  The discussion under “Results of Operations” on page 21 and under “Business - Overview” section has been revised to discuss the Company’s source of revenues.

Twelve Months Ended December 31, 2012…, page 25

14. We note your disclosure regarding the reasons for the increase in Xnergy sales in 2012.  Similarly, please disclose the material reasons for changes in your consolidated and other segment revenues.  Also discuss the reasons for changes in gross profits on your revenue.

Response 14. This comment has been complied with.

Business, page 30

15. Please update the disclosure throughout.   We note, for example, that construction on the Waianae, Hawaii system was expected to be completed in the second quarter of 2013, you list your employees as of December 31, 2011 and the lock up period has expired on the Castrovilla acquisition.

Response 15. This comment has been complied with.

16. Please update your chart on page 33 to reflect your primary operating subsidiaries, including Castrovilla.

Response 16. The organizational chart has been deleted since the Company is now operating these entities under Blue Earth divisions as noted throughout the prospectus.

17. It is unclear why you believe that extensive discussion of the terms of completed acquisitions aids in an investor’s understanding of your business or this offering.  Using Plain English principles, please revise to include only the key elements of significant transactions that continue to be of relevance to your business, history or this offering.

Response 17. This comment has been complied with.  The description of the Castrovilla and Xnergy acquisitions were shortened to remove the terms of the Lock-Ups and Guaranty and other non-material information.

Ms. Amanda Ravitz

Securities and Exchange Commission

December 13, 2013

Market Size, page 39

18. We note your reference to a report concerning energy saving opportunities in the U.S. economy published in 2009 and a 2010 study about the size of the energy efficiency services sector.  Please tell us how you determined that these publications provide the most recent available information such that they are appropriate to be included in your prospectus.

Response 18. This comment has been complied with.  We have cited the most recent available data.

Legal Proceedings,  page 45

19. Please remove cross-references to this section throughout your document, since this section does not appear to provide any additional useful information, or revise this section as appropriate.

Response 19. This comment has been complied with.

Selling Stockholders,  page 53

20. Please revise this section to include the 505,952 shares of restricted stock held by John J. Sweeney disclosed in the last bullet point on page 64.  Also include the securities owned by your counsel, as disclosed on page 68.  Revise your fee table and prospectus cover page accordingly.

Response 20. Three shares held by Adam J. Sweeney have been included in the Selling Shareholder table.  The shares held by this law firm have been sold.

Ms. Amanda Ravitz

Securities and Exchange Commission

December 13, 2013

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

/s/  Elliot H. Lutzker

Elliot H. Lutzker

cc:

Dr. Johnny R. Thomas